EXHIBIT 99.1

TTI Telecom is Empowering Customers to Dynamically Process Telecom-Oriented Data Using SAP(r) BusinessObjects(tm) Portfolio

ROSH HA'AYIN, Israel, Aug. 6, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL) ("TTI Telecom"), a global supplier of operations support systems (OSS) to communications service providers, announced today that it is leveraging SAP(r) BusinessObjects(tm) business intelligence (BI) solutions to examine telecom data quickly and dynamically, promoting improved quality of service and increasing revenue.

The SAP BusinessObjects solutions combined with TTI Telecom's Service Assurance solutions provide telecom users with a detailed view of the network and service performance. Using SAP's reporting and analytic capabilities, users can detect critical problems dynamically and take proactive actions. With broader access to information, network managers are able to more efficiently plan their network strategy based on current, accurate network and service performance data.

On the operations side, TTI Telecom's proven experience with telecom-sized databases and telecom-oriented data help ensure the automatic creation and maintenance of a telecom environment that accelerates the service providers' time to market and lowers the total cost of ownership (TCO).

"Leveraging the extensive and cross-vertical capabilities provided by SAP BusinessObjects BI solutions, TTI Telecom is empowering customers to more quickly and easily collect and dynamically process telecom-oriented data," said Jonathan Honey, OEM manager, EMEA, SAP BusinessObjects Division. "These capabilities will lead to improved quality of service and experience for customers."

"SAP BusinessObjects solutions have enhanced our reporting capabilities to provide operators with the ability to automatically gain insight into telecom data across the organization, which can be analyzed easily and quickly," commented Shachar Ebel, COO and CTO at TTI Telecom. "Using the new reporting capabilities of TTI Telecom, carriers will be able to investigate enormous amounts of data in real time for better network planning, proactively improving customer experience, increasing the number of billable minutes, and ultimately increasing operator revenue."

The new reporting capabilities are embedded into TTI Telecom's well-known and field-proven Fault, Performance, and Service Management Solutions. These include, for example, the easy creation of ad-hoc reports, which enable network engineers to easily select data. Users can then easily compare calculation results with the original data and define customized, more complex reports, enabling them to produce sophisticated reports based on what-if scenarios and generate actions from within reports.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next-generation operations support systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

SAP and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. Business Objects, BusinessObjects and the Business Objects logo are trademarks or registered trademarks of Business Objects in the United States and/or other countries. Business Objects is an SAP company.

All other product and service names mentioned are the trademarks of their respective companies.

SAP Forward-looking Statement

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For more information, please visit www.tti-telecom.com

CONTACT:  TTI Telecom
          Rebecca (Rivi) Aspler, Investor Relations Manager
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax:  +972-3-926-9574
          rebecca.aspler@tti-telecom.com